Exhibit 99.1

Xueda Education Group Enters into Definitive Merger Agreement

BEIJING, July 27, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced that it has entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Xiamen Insight Investment Co., Ltd. (Shenzhen: 000526.SZ), a joint stock company established under the laws of the People’s Republic of China (“Insight”), pursuant to which Insight will acquire Xueda (the “Transaction”) for US$2.75 in cash per ordinary share (a “Share”) or US$5.50 in cash per American Depositary Share (an “ADS”) of the Company. The price represents a premium of 95.0% over the Company’s closing price of US$2.82 per ADS on April 17, 2015, the last trading day prior to April 20, 2015, the date that the Company announced it had received a “going private” proposal from Insight, and a premium of 86.8% and 97.2% to the volume-weighted average price of the Company’s ADSs during the 30 and 60 trading days prior to April 20, 2015, respectively.

Immediately following completion of the Transaction, Insight will own all of the shares of the Company. Certain founders of the Company, (a) Mr. Xin Jin, the Company’s chief executive officer, (b) Mr. Rubin Li, the chairman of the Company’s board of directors (the “Board”) and (c) Mr. Jinbo Yao (collectively, the “Founders”), affiliated entities through which the Founders beneficially own their Shares, and Insight have entered into a support agreement pursuant to which each Founder has agreed, among other things, to vote all of the Shares beneficially owned by him in favor of the authorization and approval of the Merger Agreement and the Transaction. The Founders currently beneficially own, in the aggregate, approximately 58.4% of the outstanding Shares (excluding options and restricted share units) of the Company.

The Board, acting upon the unanimous recommendation of a committee of independent directors established by the Board (the “Independent Committee”), unanimously approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Transaction.  The Independent Committee, which is composed solely of independent and disinterested directors, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), a newly-formed subsidiary of Insight will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Insight. Pursuant to the Merger Agreement, and immediately prior to the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$2.75 in cash, without interest and net of applicable withholding taxes, and each ADS issued and outstanding immediately prior to the Effective Time will represent the right to surrender the ADS in exchange for US$5.50 in cash, without interest and net of applicable withholding taxes, other than Shares owned by shareholders who have validly exercised and not effectively withdrawn or lost their right to dissent from the Transaction under the Cayman Companies Law. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on The New York Stock Exchange.

The Transaction, which is currently expected to close in the fourth quarter of 2015, is subject to various closing conditions, including (i) a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the Merger Agreement and the Transaction, (ii) a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the voting rights of Insight present and voting in person or by proxy at a meeting of Insight’s shareholders convened to consider the authorization and approval of the Merger Agreement and the Transaction and (iii) other customary closing conditions, including obtaining required regulatory approvals in the People’s Republic of China (“PRC”).

The Company and Insight will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction and the Company and the other participants in the Transaction.

Lazard Asia (Hong Kong) Limited (“Lazard”) is serving as financial advisor to the Independent Committee. Weil, Gotshal & Manges LLP is serving as U.S. legal advisor to the Independent Committee and Maples & Calder is serving as Cayman Islands legal advisor to the Independent Committee. Simpson Thacher & Bartlett is serving as U.S. legal advisor to the Company. Walkers and Commerce & Finance Law Offices are serving as Cayman Islands legal advisor and PRC legal advisor to the Company, respectively. Paul Hastings LLP is serving as legal advisor to Lazard. Kirkland & Ellis is serving as U.S. legal advisor to the Founders and Han Kun Law Firm is serving as PRC legal advisor to the Founders.

CITIC Securities Company Limited is serving as financial advisor to Insight.  Morrison & Foerster LLP is serving as U.S. legal advisor to Insight, and Zhong Lun Law Firm and Travers Thorp Alberga are serving as PRC legal advisor and Cayman Islands legal advisor to Insight, respectively.

Additional Information about the Transaction

In connection with Transaction, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, certain participants in the proposed Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Xueda Education Group

A-4 Xibahe Beili, Chaoyang District

Beijing 100028, People’s Republic of China

(+86-10) 6427-8899 ext. 6619

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the Transaction proceed.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as

amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group

Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

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